UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 1 August 2019, London UK

GSK completes transaction with Pfizer to form new world-leading Consumer Healthcare Joint Venture

GlaxoSmithKline plc (LSE/NYSE: GSK) today announced that it has completed its transaction with Pfizer to combine their consumer healthcare businesses into a world-leading Joint Venture. GSK has a controlling equity interest of 68% and Pfizer has an equity interest of 32% in the Joint Venture.

The Joint Venture brings together two highly complementary portfolios of trusted consumer health brands, including GSK's Sensodyne, Voltaren and Panadol and Pfizer's Advil, Centrum and Caltrate. Underpinned by science-based innovation, it is the global leader in OTC products and has number 1 or 2 market share positions in all key geographies, including the US and China.

Following today's announcement, the Joint Venture will focus on completing the integration of the two businesses, which is expected to realise annual cost savings of £0.5bn by 2022 for expected total cash costs of £0.9 billion and non-cash charges of £0.3 billion. Up to 25% of the cost savings are intended to be reinvested in the business to support innovation and other growth opportunities.

Brian McNamara, Chief Executive Officer, GSK Consumer Healthcare, said:
"Now the deal has closed, our focus will be on completing the integration of these two businesses and leveraging their combined strength. With our portfolio of brilliant, science-based brands and strong talent and capabilities, we are well-positioned to create a world-leading consumer healthcare business with stronger sales, cash flow and contribution to earnings."

As previously announced, GSK intends to demerge the Joint Venture from the company within three years and to list the GSK Consumer Healthcare business on the UK equity market.

Emma Walmsley, Chief Executive Officer, GSK and Chair of the Joint Venture, said:
"The completion of the joint venture with Pfizer marks the beginning of the next phase of our transformation of GSK. This is an important moment for the Group, laying the foundation for two great companies, one in Pharmaceuticals and Vaccines and one in Consumer Health."

Additional information
While completion of the transaction with Pfizer has taken place today, there are certain jurisdictions in which the transfer of relevant assets to or by GSK will only take place following receipt of additional market-specific approvals or other matters relevant to those jurisdictions. The arrangements in relation to these jurisdictions are considered immaterial in the context of the transaction.

Information regarding forward-looking statements
This announcement includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "plans", "projects", "anticipates", "expects", "intends", "may", "will", or "should" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include matters that are not historical facts. The forward-looking statements in this announcement include, but are not limited to, statements regarding GSK's intentions, beliefs or current expectations concerning, among other things, GSK's business, results of operations, financial position and strategies. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of GSK's operations and financial position may differ materially from those described in, or suggested by, the forward-looking statements contained in this announcement. In addition, even if the results of operations, financial position and the development of the markets and the industry in which GSK operates are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy, political and economic uncertainty and other factors discussed in this announcement.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements in this announcement speak only as of their respective dates, reflect GSK's current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to GSK's operations, results of operations and growth strategy. Factors that may affect GSK's operations include, but are not limited to, those described under Item 3.D "Principal risks and uncertainties" in GSK's Annual Report on Form 20-F for 2018. Subject to the requirements of the Market Abuse Regulation, the Financial Conduct Authority, the London Stock Exchange, the Listing Rules and the Disclosure Guidance and Transparency Rules (and/or any regulatory requirements) or applicable law, GSK explicitly disclaims any obligation or undertaking publicly to update or release the result of any revisions to any forward-looking statements in this announcement that may occur due to any change in GSK's expectations or to reflect events or circumstances after the date of this announcement. All expectations and targets regarding future performance should be read together with "Assumptions related to 2019 guidance and 2016-2020 outlook" on page [61] of GSK's Q2 2019 results.

About GSK

GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Eleanor Bunch	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kristen Neese	+1 804 217 8147	(Philadelphia)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 208 047 5194	(London)
	Danielle Smith	+44 (0) 20 8047 7562	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: August 01, 2019

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc